SECURIT 04019989 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 12296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Beck & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Orange Avenue
(No. and Street)

Livingston (City) New Jersey (State) 07039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry A. Silverstein 973-597-5906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ryan Beck & Co., Inc.

(A wholly owned subsidiary of RB Holdings, Inc.)

Statement of Financial Condition

December 31, 2003

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

The Board of Directors and Stockholder of
Ryan Beck & Co., Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ryan Beck & Co., Inc. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 13, 2004

Ryan Beck & Co., Inc.
(A wholly owned subsidiary of RB Holdings, Inc.)
Statement of Financial Condition
December 31, 2003

(in thousands, except share and per share amounts)

Assets	
Cash and cash equivalents	$ 5,083
Cash segregated under Federal and other regulations	327
Receivables	
Other	85
Accrued revenues	2,037
Brokers and dealers	97
Securities owned, at estimated fair value held at Clearing Broker (Note 4)	124,565
Notes receivable	28,015
Property and equipment, at cost, less accumulated depreciation (Note 5)	3,712
Goodwill	454
Deferred income taxes (Note 6)	4,209
Other assets	4,144
Total assets	$ 172,728
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold, but not yet purchased, at market value (Note 4)	$ 37,813
Due to Clearing Broker (Note 7)	8,583
Accrued employee compensation and benefits	40,763
Accounts payable and other accrued expenses	12,940
Note payable (Note 8)	802
Total liabilities	100,901
Commitments and contingencies (Note 12)	
Stockholder's equity	
Common stock, par value $0.001 per share, authorized 25,000,000 shares; issued and outstanding 8,125,000	8
Additional paid-in capital	37,454
Retained earnings	34,365
Total stockholder's equity	71,827
Total liabilities and stockholder's equity	$ 172,728

The accompanying notes are an integral part of this financial statement.

1. Organization

Ryan Beck & Co., Inc. (the "Company" or "Ryan Beck") was founded in 1946 and is a wholly owned subsidiary of RB Holdings, Inc., whose ultimate parent is BankAtlantic Bancorp, Inc. ("BankAtlantic"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Security Dealers, Inc. ("NASD") and other securities exchanges. The Company is an investment banking firm engaged in the underwriting, distribution and trading of tax-exempt, equity and debt securities. The Company offers a full-service, general securities brokerage business with investment and insurance products for retail and institutional clients. The Company also provides investment and wealth management advisory services for its customers. As investment bankers, the Company provides capital-raising and advisory services, in addition to mergers and acquisitions transaction management. The Company operates the majority of its business on a fully-disclosed basis through a clearing broker, Pershing, a Bank of New York Securities Company.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are valued at estimated fair value.

Income Taxes

The Company files state and local income tax returns separate from BankAtlantic. Federal income taxes are calculated as if the Company filed on a separate tax return basis and the amount of current tax expense of benefit was either remitted to or received from BankAtlantic.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

Depreciation

Depreciation is provided on an accelerated basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days.

Goodwill
Goodwill represents the cost of acquired businesses in excess of fair market value of the related net identifiable assets at acquisition. The carrying value of the goodwill is periodically reviewed for impairment at the level of reporting units by the Company on an undiscounted cash flow basis to assess recoverability. If the estimated future cash flows (undiscounted and without interest) are projected to be less than the carrying value, an impairment write-down representing goodwill which exceeds the present value of the estimated expected future cash flows would be recorded.

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at market or cost, which approximates fair value due to their short-term nature.

3. Discontinued Operations

As part of Ryan Beck's acquisition of certain of the assets and assumption of certain of the liabilities of Gruntal & Co., LLC, in April 2002, Ryan Beck acquired all of the membership interests in The GMS Group, L.L.C. ("GMS"). Since its acquisition, GMS was operated as an independent business unit. After a receipt of an offer by GMS's management to purchase GMS from Ryan Beck, Ryan Beck sold its entire membership interest in GMS to GMS Group Holdings Corp. ("Buyer") in August 2003 for $22.6 million. The Buyer was formed by the management of GMS along with other investors. Ryan Beck received cash proceeds from the sale of $9.0 million and a $13.6 million secured promissory note issued by the Buyer with recourse to the management of GMS. The note is secured by the membership interest in GMS and contains covenants that require GMS to maintain certain capital and financial ratios. In October 2003, the Buyer made a $1.4 million prepayment of principal of the promissory note which reduced the outstanding balance to $12.2 million.

During the second quarter of 2003, Ryan Beck sold its entire interest in Cumberland Advisors, Inc. for $1.5 million.

The following table summarizes the assets and liabilities associated with the sale of Cumberland Advisors and GMS and the consideration received (in thousands):

	GMS	Cumberland	Total
Cash	$ 320	$ 495	$ 815
Securities owned	105,083	-	105,083
Property and equipment	425	134	559
Goodwill	-	1,204	1,204
Other assets	5,415	64	5,479
Securities sold but not yet purchased	(3,781)	-	(3,781)
Due to clearing agent	(80,561)	-	(80,561)
Other liabilities	(4,180)	(167)	(4,347)
Net assets sold	22,721	1,730	24,451
Notes receivable - GMS Holdings	(13,681)	-	(13,681)
Cash sold	(320)	(495)	(815)
Net cash proceeds received	$ 8,720	$ 1,235	9,955

4. Securities Owned and Securities Sold, Not Yet Purchased, at Market Value

Securities owned and securities sold, not yet purchased, at market value at December 31, 2003 consisted of (in thousands):

	Securities Owned	Securities Sold, Not Yet Purchased
Certificates of Deposit	$ 7,564	$ 8
State and municipal obligations	9,903	67
Obligations of U.S. Government agencies	62,229	32,231
Equity securities	15,072	3,544
Mutual funds	24,638	-
Corporate debt	5,159	1,963
	$ 124,565	$ 37,813

5. Property and Equipment

Property and equipment, stated at cost, at December 31, 2003 consisted of (in thousands):

Office furniture and equipment	$ 8,664
Leasehold improvements	2,500
	11,164
Less accumulated depreciation	(7,452)
	$ 3,712

6. Income Taxes

The Company's cumulative net deferred tax asset consists of the following at December 31, 2003 (in thousands):

Forgivable loans	$ (1,665)
Legal reserve	1,390
Amortization and impairment of goodwill	326
Deferred compensation	5,220
Depreciation	347
Investments	(2,054)
State taxes	(354)
Other, net	999
Total net deferred tax asset	$ 4,209

There are no valuation allowances recorded against Federal and state deferred tax assets at December 31, 2003. Management believes it is more likely than not that all of the Federal and state deferred tax assets will be realized.

The Company operates under a tax sharing agreement and files a consolidated Federal income tax return with BankAtlantic.

7. Due to Clearing Broker

In the ordinary course of business, the Company borrows under an agreement with its Clearing Broker by pledging securities owned as collateral primarily to finance its trading inventories. As of December 31, 2003, the balance due to the Clearing Broker was $8.583 million.

8. Note Payable

On October 31, 2002, the Company entered into a $3.367 million secured promissory note with the CIT Group/Equipment Financing, Inc. The terms of the note commenced retroactively as of May 1, 2002 and shall end on May 1, 2004. At December 31, 2003, the total outstanding amount under this note was $802 thousand.

9. Employees Benefit Plans

Retirement Plans
The Company maintains a retirement plan for eligible employees, the 401(k) Savings Plan.

Employees may contribute to the 401(k) Savings Plan up to 12% of their eligible earnings, subject to certain limitations. In 2003, the Company matched 50% on the first 6% of contribution for salaried employees, as defined. In addition, the Company made a discretionary contribution of 1% of an employee's salary.

Ryan Beck & Co., Inc., Common Stock Option Plan
Effective March 29, 2002, Ryan Beck's board of directors adopted the Ryan, Beck & Co., LLC Common Unit Option Plan (the "Plan"). At September 30, 2002, the common unit options were converted into options to acquire 492,500 shares of Ryan Beck's common stock. In October 2003, the Plan was amended to increase the number of grants to not more than 510,000. During 2003, 15,000 options to acquire shares of Ryan Beck's common stock were cancelled. The Company accounts for its stock based compensation plan under the recognition and measurement principles of Accounting Principles Board opinion No. 25. During 2003, 25,000 Ryan Beck options were granted with an exercise price equal to the fair market value at the date of grant ($10.09), all of which options vest four years from grant date. The fair value was determined based on an independent appraisal.

Ryan Beck & Co., Inc., Deferred Compensation Plans
The Company maintains a voluntary deferred compensation plan, Ryan Beck & Co., Inc. Voluntary Deferred Compensation Plan, for certain employees whereby the employee can elect to defer a portion of his or her compensation for a minimum of three years or until retirement. These assets are fully vested. The Company also maintains the Ryan Beck & Co., Inc. Deferred Incentive Compensation Plan for certain employees whereby a portion of their compensation is deferred for a period up to five years. Participants under this plan vest in the assets over a period of one to five years. The obligations under the terms of these plans are not required to be funded. The obligations are secured general obligations to pay in the future the value of the deferred compensation, adjusted to reflect the performance of selected measurement options chosen by each participant. The deferred compensation obligation payable under these plans at December 31, 2003 totaled $13.572 million.

Ryan Beck & Co., Inc., 2002 Retention Program
In July 2002, Ryan Beck established a retention plan for certain Gruntal investment consultants, key employees and others. Pursuant to the retention plan, the participants were granted a length of service award and a retention award in forgivable notes in the aggregate amounts of $900,000 and $9.5 million, respectively. The participants were granted the length of service award and 50% of the retention award in forgivable notes in the aggregate amount of $5.7 million in July 2002. The participants received their remaining 50% of the retention award in forgivable notes in February 2003, or the participants elected to receive an enhanced award based on production goals which will be paid out in the form of forgivable notes in January 2004. The award based on production goals can not be less than the amount they would have received on February 2003 assuming all participants remained employed though the retention award date. Each forgivable note will have a term of five years. A pro-rata portion of the principal amount of the note is forgiven each month over the five year term. If a participant terminated employment with Ryan Beck prior to the end of the term of the note, the outstanding balance becomes immediately due to Ryan Beck.

10. Subordinated Borrowing

On January 14, 2002, the Company entered into a subordinated loan agreement (the "note") with the Parent amounting to $5.000 million. This note was repaid in September 2003. The note incurred a market rate of interest of 9.25% per annum on the amount drawn upon and is covered by an agreement accepted by the NASD, and was thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

11. Regulatory Requirements

The Company, as a registered broker and dealer in securities is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness, both as defined, not to exceed 15 to 1. Additionally, the Company, as a market maker, is subject to supplemental requirements of Rule 15c3-1(a)4, which provides for the computation of net capital to be based on the number of and price of issues in which markets are made by the Company, not to exceed $1.000 million. The Company's regulatory net capital was $26.170 million, which was $25.170 million in excess of its required net capital of $1.000 million.

The Company operates the majority of its business under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 as a fully-disclosed introducing broker and, accordingly, customer accounts are carried on the books of the Clearing Broker. However, the Company safekeeps and redeems municipal bond coupons for the benefit of its customers. Accordingly, the Company is subject to the provisions of SEC 15c3-3 relating to possession or control and customer reserve requirements.

12. Commitments and Contingencies

Litigation
The Company is involved in various legal actions, some of which involve claims for substantial amounts, arising in the normal course of its operations. Although Company believes it has meritorious defenses in all current legal action, the outcome of the various legal actions is

uncertain. It is the opinion of management that the resolution of these matters will not have a material adverse effect on the financial position of the Company.

In April 2002, the Company acquired certain of the assets and assumed certain of the liabilities of Gruntal. The Company has been named as a defendant in a number of arbitration claims filed by former Gruntal clients whose claims arose prior to the transaction date. In these actions, Ryan Beck is alleged to be "successor" in interest to Gruntal which allegations the Company denies. In some instances the former Gruntal brokers against whom the claims relate are now employed by the Company and in other instances the brokers are not employed by the Company. The Company did not assume any of the liabilities associated with these actions in the Gruntal Transaction. While the Company does not consider any individual action to be material, an adverse result in a number of these actions in the aggregate could adversely affect the Company's financial statement. In October 2002, Gruntal filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Laws.

Leases
The Company leases office space in various locations under noncancelable operating leases. At December 31, 2003, the future minimum rental commitments were as follows (in thousands):

Years ending December 31	
2004	$ 8,504
2005	7,962
2006	6,654
2007	5,191
2008	3,773
Thereafter	6,117
	$ 38,201

Certain leases contain renewal or purchase options, or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases. The Company sublets portions of two of its regional offices. This amount is not reflected in the above schedule.

Line of Credit
At December 31, 2003, the Company had a line of credit facility with Valley National Bank in the amount of $10 million with an interest rate of LIBOR plus 1.50%. The line expires on April 1, 2004 and is secured by certificate of deposits ("CDs") from the Company's CD wholesale business. There were no amounts outstanding under the agreement at December 31, 2003.

13. Fair Value of Financial Instruments

Off-Balance-Sheet Risk and Concentration of Credit Risk
The Company's customers' securities transactions are introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and

applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded liabilities of approximately $332,000 with regard to the right. The Company has the right to pursue collection or performance from the counter parties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the Clearing Broker.

A significant portion of the Company's securities carried at market value are state and municipal obligations issued by the State of New Jersey or municipalities within that state, obligations of the U.S. Government and its agencies and corporate debt and equity. Substantially all of the corporate equity securities owned are instruments issued by banking and thrift institutions.

14. Related-Party Transactions

At December 31, 2003 the Company had $15.044 million, net, of notes receivable to certain employees. These notes receivable are forgivable loans and are amortized over a 5-year period from the date of the notes.